EXHIBIT 11.1

COMPUTATION OF NET LOSS PER SHARE

BEGINNING BALANCE	23,053,689

	NO. OF SHARES	CONTRIBUTION TO	ENDING
DATE	ISSUED	WEIGHTED AVERAGE	BALANCE

January 23, 2006	1,008,548	944,996	23,998,685
February 2, 2006	125,000	114,040	24,112,725
May 10, 2006	120,864	77,817	24,190,542
June 7, 2006	275,000	115,959	24,346,501
August 30, 2006	1,549,332	522,104	24,868,605
October 23, 2006	4,300,000	812,877	25,681,482

Net Loss for the year	$5,961,692
Weighted average shares	25,681,482
Net Loss per share	$(0.23)